P.E.
12/31/01

1st First Federal Bancshares Inc

First Federal Bancshares

2001
ANNUAL REPORT

TABLE OF CONTENTS

First Federal Bancshares, Inc.

First Federal Bancshares, Inc., headquartered in Colchester, Illinois, is the holding company for First Federal Bank. First Federal operates as a community-oriented financial institution, serving the needs of consumers and small businesses with a variety of deposit and loan products from its six full-service banking offices in West-Central Illinois.

LETTER FROM THE PRESIDENT

To Our Stockholders:

On behalf of the directors and employees of First Federal Bancshares, Inc. and its wholly owned subsidiary, First Federal Bank, I am pleased to present our second annual report as a public entity.

As you review the financial information contained in this annual report, you will find that First Federal Bancshares, Inc. had a successful year. Total assets as of December 31, 2001, increased to $242.2 million from $237.6 million at December 31, 2000, an increase of $4.6 million or 1.92%. Consolidated net income for the twelve months ended December 31, 2001, was $1.9 million or $.91 per share. Growth was experienced in the commercial lending area as the commercial loan portfolio grew $403,000 to 5.02% of total loans. Also, I am pleased to report that our efficiency ratio was 56.10%, which substantiates our ability to limit expenses.

The directors continue to review opportunities to enhance shareholder value. The quarterly dividend was increased to $.08 per share from $.05 per share during the second quarter of 2001. The company also successfully repurchased 10% of its outstanding stock in October 2001. This first repurchase program was completed substantially below book value. We will evaluate future stock repurchases and dividends based on their effect on return on equity and book value per share.

The company continues to expand its products and services beyond those of traditional thrifts, as additional customer relationships can be obtained with community bank products. In 2001, the bank began the sale of U.S. savings bonds, installed our ninth ATM machine, initiated a merchant credit card program, and progressed with the implementation of internet banking.

I would like to compliment our experienced staff who fully understands the priority of excellent customer service. This allows First Federal to effectively compete in its market area.

Thank you to our shareholders. We pledge our continued commitment to the soundness and profitability of your investment.

Sincerely,

James J. Stebor

James J. Stebor
President and CEO
First Federal Bancshares, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain consolidated summary historical financial information concerning the financial position of First Federal Bancshares, Inc. including its subsidiary, First Federal Bank, for the dates indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of First Federal Bancshares, Inc. contained later in this annual report.

	At December 31, 2001	At December 31, 2000
	(In thousands)	
SELECTED FINANCIAL DATA:		
Total assets	$ 242,170	$ 237,602
Cash and cash equivalents	18,249	11,244
Loans receivable, net	112,911	115,619
Securities available-for-sale	97,106	42,592
Securities held-to-maturity	10,036	61,619
Deposits	192,784	184,878
Total borrowings	4,000	5,000
Total equity	43,701	45,867

	Year ended December 31, 2001	Ten months ended December 31, 2000
	(In thousands)	
SELECTED OPERATING DATA:		
Total interest income	$ 15,417	$ 12,898
Total interest expense	9,135	8,186
Net interest income	6,282	4,712
Provision for loan losses	103	71
Net interest income after provision for loan losses	6,179	4,641
Noninterest income	588	287
Noninterest expense:		
Compensation and benefits	2,199	1,443
Other noninterest expense	1,655	1,241
Total noninterest expense	3,854	2,684
Income before income taxes	2,913	2,244
Income tax provision	1,062	788
Net income	$ 1,851	$ 1,456

	At or for the year ended December 31, 2001	At or for the ten months ended December 31, 2000*
SELECTED FINANCIAL RATIOS AND OTHER DATA:		
Performance Ratios:		
Return on assets (1)	.76%	.78%
Return on equity (2)	4.01	6.01
Average interest rate spread (3)	1.75	1.95
Net interest margin (4)	2.64	2.56
Operating (noninterest) expense to average total assets	1.58	1.43
Efficiency Ratio (5)	56.10	53.69
Average interest-earning assets to average interest-bearing liabilities	123.17	113.58
Capital Ratios:		
Tangible capital ratio	14.13	15.15
Core capital ratio	14.13	15.15
Risk-based capital ratio	31.38	35.60
Ratio of average equity to average assets	18.91	12.93
Asset Quality Ratios:		
Non-performing loans to total loans	.80	.94
Allowance for loan losses to non-performing loans (6)	59.01	52.48
Allowance for loan losses to total loans	.47	.49

* Ratios for the ten months ended December 31, 2000 have been annualized where applicable.

(1) Net income divided by average total assets.
(2) Net income divided by average total equity.
(3) Difference between weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities.
(4) Net interest income as a percentage of average interest-earning assets.
(5) Noninterest expense divided by the sum of net interest income and noninterest income.
(6) Nonperforming loans consist of nonaccrual loans and loans greater than 90 days delinquent and still accruing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

First Federal Bancshares, Inc. (the "Company") is engaged primarily in attracting deposits from the general public and using these deposits to originate loans and purchase securities. The Company derives revenues principally from interest earned on loans and securities and fees from other banking-related services. The operations of the Company are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, primarily the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Company's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financings may be offered.

The Company's net interest income is dependent primarily upon the difference or spread between the average yield earned on loans receivable and securities and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The Company, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements that are based on certain assumptions and describe future plans, strategies and expectations of the Company. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the Company's loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake—and specifically disclaims any obligation—to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The following presents management's discussion and analysis of the results of operations and financial condition of the Company as of the dates and for the periods indicated. You should read this discussion in conjunction with the Company's consolidated financial statements and the notes thereto and other financial data appearing elsewhere in this annual report.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets at December 31, 2001 were $242.2 million compared to $237.6 million at December 31, 2000, an increase of $4.6 million. The growth in total assets primarily reflects an increase in cash and cash equivalents. During the year ended December 31, 2001 cash and cash equivalents increased $7.0 million, reflecting excess operating cash resulting from the timing of called and matured securities and loan prepayments due to the interest rate environment, as well as an increase in customer deposits. The increase in cash and cash equivalents was partially offset by a decrease in loans of $2.7 million, primarily due to an increased volume of refinancings as a result of the lower interest rate environment. In addition, some portfolio loans refinanced into the Federal Home Loan Bank Mortgage Partnership Finance program during 2001. This program allows the Bank to offer long-term fixed rate loans funded by the Federal Home Loan Bank, while the Bank maintains the customer relationship through the servicing of the loan. During the year ended December 31, 2001, securities available-for-sale increased $54.5 million as a result of calls and maturities of securities held-to-maturity being reinvested in securities available-for-sale.

Total liabilities at December 31, 2001 were $198.5 million compared to $191.7 million at December 31, 2000, an increase of $6.8 million. The increase in total liabilities was primarily due to an increase in deposits of $7.9 million partially offset by a $1.0 million decrease in Federal Home Loan Bank advances. The increase in deposits resulting from interest credited to depositors' accounts was used to pay down Federal Home Loan Bank advances and purchase securities available for sale.

Shareholders' equity at December 31, 2001 was $43.7 million compared to $45.9 million at December 31, 2000, a decrease of $2.2 million. The decrease was a result of the repurchase of Company stock for $3.7 million, partially offset by net income of $1.9 million. During 2001, the Company repurchased 224,250 shares of common stock for the purpose of offsetting stock options and awards of restricted stock. In 2001, the company granted options to purchase 208,549 shares of common stock at a strike price of $15.10 per share and awarded 89,700 shares of restricted stock.

Comparison of Results of Operations for the Year Ended December 31, 2001 and the Ten Months Ended December 31, 2000

The following table compares results of operations for the year ended December 31, 2001 to annualized results of operations for the year ended December 31, 2000. The ten-month period has been annualized.

	Year ended December 31, 2001	Annualized Ten months ended December 31, 2000
	(In thousands)	
SELECTED OPERATING DATA:		
Total interest income	$ 15,417	$ 15,478
Total interest expense	9,135	9,823
Net interest income	6,282	5,655
Provision for loan losses	103	85
Net interest income after provision for loan losses	6,179	5,570
Noninterest income	588	344
Noninterest expense:		
Compensation and benefits	2,199	1,732
Other noninterest expense	1,655	1,489
Total noninterest expense	3,854	3,221
Income before income taxes	2,913	2,693
Income tax provision	1,062	946
Net income	$ 1,851	$ 1,747

The following discussion refers to the annualized results of operations for the ten months ended December 31, 2000.

General. Net income increased $104,000 to $1.9 million for the year ended December 31, 2001 compared to $1.7 million (annualized) for the ten months ended December 31, 2000. The increase was primarily a result of a $627,000 increase in net interest income, combined with a $244,000 increase in noninterest income, partially offset by a $631,000 increase in noninterest expense primarily related to compensation and benefits.

Interest Income. Interest income for the year ended December 31, 2001 was $15.4 million compared to $15.5 million (annualized) for the ten months ended December 31, 2000, a decrease of $61,000. The decrease was primarily a result of a decrease in the average yield on interest-earning assets to 6.47% for the year ended December 31, 2001 from 7.00% for the ten months ended December 31, 2000, partially offset by an increase in the average balance of interest earning assets to $238.2 million for the year ended December 31, 2001 from $221.0 million for the ten months ended December 31, 2000. The average balance of securities increased $13.5 million as funds generated from the initial public offering in September of 2000 were reinvested in securities during the year ended December 31, 2001. The increase in the average balance of securities was partially offset by the decrease in the yield on securities to 5.61% for the year ended December 31, 2001 from 6.27% for the ten months ended December 31, 2000.

Interest Expense. Interest expense for the year ended December 31, 2001 was $9.1 million compared to $9.8 million (annualized) for the ten months ended December 31, 2000, a decrease of $688,000 or 7.0%. The decrease primarily represents a decrease in the average cost of funds from 5.05% for the ten months ended December 31, 2000 to 4.72% for the year ended December 31, 2001. This was partially offset by an increase in the average balance of savings and certificates of deposit to $153.2 million for the year ended December 31, 2001 compared to $150.8 million for the ten months ended December 31, 2000.

Net Interest Income. Net interest income of $6.3 million for the year ended December 31, 2001 reflects an increase of $627,000, or 11.1%, as compared to $5.7 million (annualized) for the ten months ended December 31, 2000. The increase in net interest income was primarily a result of an increase in the Company's interest-earning assets, which was offset by a decrease in the net interest spread to 1.75% for the year ended December 31, 2001 from 1.95% for the ten months ended December 31, 2000, as well as an increase in the net interest margin to 2.64% from 2.56% for the same period. The increase in the net interest margin was due primarily to the increase in the ratio of interest-earning assets to interest-earning liabilities to 123.17% from 113.58%.

Provision for Loan Losses. The Company establishes provisions for loan losses, which are charged to operations, at a level that management believes is appropriate to absorb probable credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, an evaluation of losses inherent in the loan portfolio, problem loans, delinquency trends, and prevailing economic conditions. In evaluating the level of the allowance for loan losses, the Company evaluates larger commercial, commercial real estate, and construction loans individually for impairment based upon collateral values, adverse situations that may affect the borrowers ability to repay, and other factors. Smaller balance homogeneous mortgage and consumer loans are evaluated independently based upon loss factors derived from historical loss experience, peer group information, and similar factors adjusted for current economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as circumstances change. Based on the Company's evaluation of these factors, the Company made provisions of $103,000 for the year ended December 31, 2001 and $71,000 ($85,000 annualized) for the ten months ended December 31, 2000. The increase in the provision for loan losses for the year ended December 31, 2001 was a direct result of increased charge-offs of consumer loans, as management charged off all consumer loans greater than 120 days delinquent. Net charge-offs for the year ended December 31, 2001, totaled $141,000 compared to net recoveries of $18,000 for the ten months ended December 31, 2000. A downturn in the local economy could have a significant impact on the valuation of collateral and the ability for the Bank to foreclose or repossess and find an interested buyer as a means of recovery.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the adequacy of the allowance. While management believes the existing level of reserves is adequate, future adjustments to the allowance may by necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control. The allowance for loan losses as of December 31, 2001 is maintained at a level that represents management's best estimate of losses in the loan portfolio and such losses were both probable and reasonably estimatable.

Noninterest Income. Noninterest income was $588,000 for the year ended December 31, 2001 compared to $344,000 (annualized) for the ten months ended December 31, 2001, an increase of $244,000, or 70.9%. The increase reflects a net gain on sales of securities of $819,000 during the year ended December 31, 2001 offset by an impairment loss of $596,000 related to certificates of deposits (CDs) purchased through a broker that has been charged by the SEC with securities fraud in relation to these certificates. While the receiver that was appointed for the CD broker has identified significant assets of the broker, there has been no indication at this time as to what amount the Company might recover with respect to these CDs. In addition, service charges and fee income have increased due to the increase in average deposits.

Noninterest Expense. Noninterest expense was $3.9 million for the year ended December 31, 2001 and $3.2 million (annualized) for the ten months ended December 31, 2000, an increase of $633,000, or 19.6%. The increase in noninterest expense primarily resulted from an increase in compensation and benefits expense of $446,000, due to normal salary and retirement benefit increases, expense of $283,000 associated with the ESOP established as part of the stock conversion, and expense of $68,000 related to restricted stock awards granted in October 2001. Professional fees increased $128,000 as a result of filings associated with being a public company. Other expenses increased, including expenses associated with being a public company, such as Illinois franchise taxes, filing fees, and printing and supplies.

Income Taxes. The provision for income taxes increased $116,000 to $1.1 million for the year ended December 31, 2001 compared to $946,000 (annualized) for the ten-month period in 2000. The increase was a direct result of an increase in pretax income.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company generally manages the pricing of its deposits to be competitive and to increase core deposit relationships.

The Company's cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities and financing activities. Cash flows provided by operating activities were $1.2 million and $1.1 million for the year ended December 31, 2001 and the ten months ended December 31, 2000, respectively. Net cash from investing activities consisted primarily of disbursements for loan originations and the purchase of securities, offset by principal collections on loans, proceeds from maturation of securities and paydowns on mortgage-backed securities. Net cash from financing activities consisted primarily of the stock issuance proceeds, activity in deposit accounts and Federal Home Loan Bank advances. During 2001, the Company used excess liquidity to repurchase 224,250 shares of its stock for a total of $3.6 million.

The Company's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2001, cash and short-term investments totaled $18.8 million. The Company has other sources of liquidity if a need for additional funds arises, including securities maturing within one year and the repayment of loans. The Company may also utilize the sale of securities available-for-sale, federal funds purchased, and Federal Home Loan Bank advances as sources of funds. At December 31, 2001, the Company had the ability to borrow a total of approximately $20.2 million from the Federal Home Loan Bank of Chicago. On that date, the Company had outstanding advances of $4.0 million.

At December 31, 2001, the Company had outstanding commitments to originate loans of $682,000, of which $57,800 had fixed interest rates. These loans are to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through liquidity or through FHLB borrowings. Certificates of deposit, which are scheduled to mature in one year or less from December 31, 2001, totaled $86.6 million. Management believes, based on past experience, that a significant portion of such deposits will remain with the Company. Based on the foregoing, in addition to the Company's high level of core deposits and capital, the Company considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and investment securities, and (4) the objectives of its asset/liability management program. Excess liquid assets are invested generally in interest-earning overnight deposits and short- and intermediate-term U.S. government and agency obligations and mortgage-backed securities of short duration.

The following tables disclose contractual obligations and commercial commitments of the Company as of December 31, 2001 (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
FHLB advances	$ 4,000	$ 4,000	$ -	$ -	$ -
Total contractual cash obligations	$ 4,000	$ 4,000	$ -	$ -	$ -

	Total Amounts Committed	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years
Lines of credit	$ 2,157	$ 2,157	$ -	$ -	$ -
Other loan commitments	682	682	-	-	-
Total commercial commitments	$ 2,839	$ 2,839	$ -	$ -	$ -

The Bank is subject to various regulatory capital requirements imposed by the OTS. At December 31, 2001, the Company was in compliance with all applicable capital requirements. See Note 13 of the Notes to Consolidated Financial Statements.

New Accounting Pronouncements

In July 2001, the FASB issued SFAS 141, *Business Combinations*, which requires that all business combinations be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. This pronouncement will have no effect on the Company's financial statements unless it enters into a business combination transaction.

In July 2001, the FASB also issued SFAS 142, *Goodwill and Other Intangible Assets*, which requires that goodwill no longer be amortized to earnings, but instead that the assets received in a business combination transaction be reviewed for impairment. The amortization of goodwill ceases upon adoption of the Statement, which for most companies will be January 1, 2001. This pronouncement will not have any effect on the Company's financial statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Average Balances, Interest and Average Yields/Cost

The following table presents certain information for the periods indicated regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented and annualizing the yields and costs for the ten month periods. Nonaccruing loans have been included in the average loan amounts. Average balances were derived from average daily balances.

	Year ended December 31, 2001			Annualized Ten months ended December 31, 2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest(2)	Average Yield/ Cost(2)
Interest-earning assets:						
Loans receivable	$ 115,136	$ 8,941	7.77%	$ 116,094	$ 9,112	7.85%
Securities (1)	105,189	5,898	5.61	91,716	5,752	6.27
Other interest-earning assets	17,839	578	3.24	13,212	614	4.65
Total interest-earning assets	238,164	15,417	6.47	221,022	15,478	7.00
Non-interest-earning assets	6,144			4,096		
Total assets	$ 244,308			$ 225,118		
Interest-bearing liabilities:						
Deposits:						
NOW and money market accounts	$ 37,842	$ 1,088	2.88%	$ 39,036	$ 1,682	4.31%
Savings and certificates	153,161	7,920	5.17	150,765	7,814	5.18
Total deposits	191,003	9,008	4.72	189,801	9,496	5.00
FHLB advances	2,362	127	5.38	4,789	326	6.80
Total interest-bearing liabilities	193,365	9,135	4.72	194,590	9,822	5.05
Noninterest-bearing liabilities	4,732			1,431		
Total liabilities	198,097			196,021		
Equity	46,211			29,097		
Total liabilities and equity	$ 244,308			$ 225,118		
Net interest income/ interest rate spread		$ 6,282	1.75%		$ 5,656	1.95%
Net interest margin/ interest earning assets			2.64%			2.56%
Ratio of interest-earning assets to interest-bearing liabilities			123.17%			113.58%

(1) Includes Federal Home Loan Bank stock and FHLMC stock.
(2) Interest and average yield/cost have been annualized.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on the interest income and interest expense of the Company. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume, which cannot be segregated, have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year ended December 31, 2001 compared to ten months ended December 31, 2000 (annualized) Increase (Decrease) Due to		
	Rate	Volume	Total
	(Dollars in thousands)		
Interest-earning assets:			
Loans receivable	$ (96)	$ (75)	$ (171)
Securities	(647)	793	146
Other interest-earning assets	(36)	-	(36)
Total interest-earning assets	(779)	718	(61)
Interest-bearing liabilities:			
Deposits:			
Savings accounts and certificates	106	-	106
NOW and money market accounts	(544)	(50)	(594)
FHLB advances	(199)	-	(199)
Total interest-bearing liabilities	(637)	(50)	(687)
Increase (decrease) in net interest income	$ (142)	$ 768	$ 626

Market Risk Analysis

Qualitative Aspects of Market Risk. The Company's most significant form of market risk is interest rate risk. The principal objectives of the Company's interest rate risk management are to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Director's approved guidelines. The Company has an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets monthly and reports trends and interest rate risk position to the Board of Directors quarterly. The extent of the movement of interest rates is uncertainty that could have a negative impact on the earnings of the Company.

The Company has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate and balloon loans and not originating long-term, fixed-rate loans for retention in its portfolio; (2) emphasizing shorter term consumer loans; (3) introducing floating-rate commercial business loans tied to the prime rate; (4) maintaining a high quality securities portfolio that provides adequate liquidity and flexibility to take advantage of opportunities that may arise from fluctuations in market interest rates, the overall maturity of which is monitored in relation to the repricing of its loan portfolio; and (5) using Federal Home Loan Bank advances to better structure maturities of its interest rate sensitive liabilities. The Company currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

Quantitative Aspects of Market Risk. The Company primarily utilizes an interest sensitivity analysis prepared by the Office of Thrift Supervision to review the level of interest rate risk. This analysis measures interest rate risk by computing changes in the net portfolio value of the Company's cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and its equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect give to any steps that management might take to counter the effect of that interest rate movement. The following table, which is based on information provided to the Company by the Office of Thrift Supervision, presents the change in the Company's net portfolio value at December 31, 2001, that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without giving effect to any steps that management might take to counteract that change.

Change in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Value Amount	$ Change	% Change	NPV as % of Portfolio Value of Assets NPV Ratio	Basis Point Change
	(Dollars in thousands)				
300	$ 30,741	(9,587)	(24)%	13.42%	(324) bp
200	33,818	(6,510)	(16)	14.50	(216) bp
100	36,975	(3,353)	(8)	15.57	(110) bp
Static	40,328	-	-	16.66	-
(100)	43,151	2,823	7	17.54	88 bp
(200)	-	0	0	0.00	0 bp
(300)	-	0	0	0.00	0 bp

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
First Federal Bancshares, Inc.
Colchester, Illinois

We have audited the accompanying consolidated statements of financial condition of First Federal Bancshares, Inc. and subsidiary (the Corporation) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2001 and the ten months ended December 31, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of First Federal Bancshares, Inc. and subsidiary as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the year ended December 31, 2001 and the ten months ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 7, 2002

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000
(Dollars in thousands)

	2001	2000
ASSETS		
Cash and cash equivalents (interest-bearing: 2001 - $16,786; 2000 - $8,922)	$ 18,249	$ 11,244
Time deposits in other financial institutions	588	2,562
Securities available-for-sale	97,106	42,592
Securities held-to-maturity (fair value: 2001 - $10,033; 2000 - $60,991)	10,036	61,619
Loans receivable, net	112,911	115,619
Real estate owned, net	195	-
Premises and equipment	1,522	1,547
Accrued interest receivable	1,445	2,041
Other assets	118	378
Total assets	$ 242,170	$ 237,602
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest-bearing	$ 3,156	$ 2,643
Interest-bearing	189,628	182,235
	192,784	184,878
Advances from borrowers for taxes and insurance	157	189
Federal Home Loan Bank advances	4,000	5,000
Accrued interest payable	536	669
Other liabilities	992	999
Total liabilities	198,469	191,735
Shareholders' equity		
Preferred stock, $.01 par value per share, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value per share, 4,000,000 shares authorized, 2,242,500 shares issued	22	22
Additional paid-in capital	21,418	21,315
Unearned ESOP shares	(1,570)	(1,749)
Unearned stock awards	(1,287)	-
Treasury stock, 134,550 shares	(2,322)	-
Retained earnings	26,745	25,483
Accumulated other comprehensive income	695	796
Total equity	43,701	45,867
Total liabilities and shareholders' equity	$ 242,170	$ 237,602

See accompanying notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2001 and the ten months ended December 31, 2000
(Dollars in thousands, except per share data)

	2001	2000
Interest income		
Loans	$ 8,941	$ 7,593
Securities	5,898	4,793
Deposits in other financial institutions	578	512
Total interest income	15,417	12,898
Interest expense		
Savings and certificates	7,920	6,512
NOW and money market accounts	1,088	1,402
Federal Home Loan Bank advances	127	272
Total interest expense	9,135	8,186
Net interest income	6,282	4,712
Provision for loan losses	103	71
Net interest income after provision for loan losses	6,179	4,641
Noninterest income		
Service charges on NOW accounts	138	119
Other fee income	135	100
Net gain on sale of securities	819	-
Impairment loss	(596)	-
Other income	92	68
Total noninterest income	588	287
Noninterest expense		
Compensation and benefits	2,199	1,443
Occupancy and equipment	353	310
Data processing	428	412
Federal insurance premiums	96	65
Advertising	98	69
Professional fees	177	41
Other noninterest expense	503	344
Total noninterest expense	3,854	2,684
Income before income taxes	2,913	2,244
Provision for income taxes	1,062	788
Net income	$ 1,851	$ 1,456
Earnings per share		
Basic and diluted	$ .91	$ .22

See accompanying notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the year ended December 31, 2001 and the ten months ended December 31, 2000
(Dollars in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at February 29, 2000	$ -	$ -	$ -	$ -	$ -	$ 24,130	$ (105)	$ 24,025
Issuance of common stock, net of expenses	22	21,302	(1,794)	-	-	-	-	19,530
ESOP shares earned	-	13	45	-	-	-	-	58
Dividend declared ($.05 per share)	-	-	-	-	-	(103)	-	(103)
Comprehensive income								
Net income	-	-	-	-	-	1,456	-	1,456
Unrealized gain on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	901	901
Total comprehensive income								2,357
Balance at December 31, 2000	22	21,315	(1,749)	-	-	25,483	796	45,867
Purchase of 224,250 shares of treasury stock	-	-	-	-	(3,677)	-	-	(3,677)
Allocation of stock awards	-	-	-	(1,355)	1,355	-	-	0
ESOP shares earned	-	103	179	-	-	-	-	282
Stock awards earned	-	-	-	68	-	-	-	68
Dividend declared ($.29 per share)	-	-	-	-	-	(589)	-	(589)
Comprehensive income								
Net income	-	-	-	-	-	1,851	-	1,851
Unrealized loss on securities available-for-sale, net of reclassification and tax effects	-	-	-	-	-	-	(101)	(101)
Total comprehensive income								1,750
Balance at December 31, 2001	$ 22	$ 21,418	$ (1,570)	$ (1,287)	$ (2,322)	$ 26,745	$ 695	$ 43,701

See accompanying notes to consolidated financial statements.

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001 and the ten months ended December 31, 2000
(Dollars in thousands)

	2001	2000
Cash flows from operating activities		
Net income	$ 1,851	$ 1,456
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	116	150
Gain on sale of real estate owned	(25)	(27)
Net amortization of premiums and discounts	(286)	(70)
ESOP compensation expense	282	58
Stock award compensation expense	68	-
Amortization of intangible assets	12	35
Provision for loan losses	103	71
Deferred income taxes	(70)	(32)
Dividend reinvestments	(1,323)	(1,044)
Federal Home Loan Bank stock dividends	(67)	-
Gain on sale of securities	(819)	-
Impairment loss	596	-
Net changes in		
Accrued interest receivable and other assets	844	(256)
Deferred loan costs	(10)	13
Accrued interest payable and other liabilities	(23)	731
Net cash provided by operating activities	1,249	1,085
Cash flows from investing activities		
Net change in time deposits in other financial institutions	1,378	(990)
Purchase of securities available-for-sale	(84,595)	(12,738)
Purchase of securities held-to-maturity	(8,192)	(2,952)
Principal paydowns on mortgage-backed securities available-for-sale	6,821	2,135
Principal paydowns on mortgage-backed securities held-to-maturity	850	299
Proceeds from maturities of securities available-for-sale	5,917	-
Proceeds from maturities of securities held-to-maturity	58,843	-
Proceeds from sale of securities available-for-sale	19,757	-
Purchase of loans	(742)	-
Net (increase) decrease in loans receivable	3,073	(2,133)
Proceeds from sale of real estate owned	114	107
Purchase of property and equipment	(91)	(60)
Net cash provided by (used in) investing activities	3,133	(16,332)

(Continued)

FIRST FEDERAL BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001 and the ten months ended December 31, 2000
(Dollars in thousands)

	2001	2000
Cash flows from financing activities		
Net increase in deposits	$ 7,906	$ 2,306
Net change in advances from borrowers for taxes and insurance	(32)	(107)
Federal Home Loan Bank advances	4,000	-
Repayment of Federal Home Loan Bank advances	(5,000)	(1,000)
Purchase of treasury stock	(3,677)	-
Dividends paid	(574)	-
Net proceeds from stock issuance	-	19,530
Net cash provided by financing activities	2,623	20,729
Net change in cash and cash equivalents	7,005	5,482
Cash and cash equivalents		
Beginning of period	11,244	5,762
End of period	$ 18,249	$ 11,244
Supplemental disclosures of cash flow information		
Cash paid during the period for		
Interest	$ 9,268	$ 7,637
Taxes, net of refunds	1,058	652
Transfer of loans to real estate owned	284	32

See accompanying notes to consolidated financial statements.

NOTE 1 - PLAN OF CONVERSION

On December 8, 1999, the Board of Directors of First Federal Bank (the Bank) adopted a Plan of Conversion to convert from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of a holding company. On September 27, 2000, First Federal Bancshares, Inc. (the Corporation) sold 2,242,500 shares of common stock at $10 per share and received proceeds of $19,530,000 net of conversion expenses of $550,000 and employee stock ownership plan (ESOP) shares. Approximately 50% of the net proceeds were used by the Corporation to acquire all of the capital stock of the Bank.

At the time of conversion, the Bank established a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The only business of the Corporation is the ownership of the Bank. The Bank provides a full range of banking and related financial services to individual and corporate business customers located primarily in west central Illinois. The Bank's primary deposit products are demand deposits and time and savings accounts. Its primary lending products are commercial and residential real estate loans to customers who are predominantly small and middle market businesses and individuals. The accounting and reporting policies of the Corporation are based upon accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Significant accounting policies followed by the Corporation are presented below.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: In preparing consolidated financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, income, and expenses, as well as affecting the disclosures provided. Actual results could differ from the current estimates. The collectibility of loans, fair values of financial instruments, and status of contingencies are particularly subject to change.

Securities: Securities are classified as held-to-maturity when the Corporation has the positive intent and ability to hold those securities to maturity. Accordingly, they are stated at cost, adjusted for amortization of premiums and accretion of discounts. All other securities are classified as available-for-sale since the Corporation may decide to sell those securities in response to changes in market interest rates, liquidity needs, changes in yields or alternative investments, and for other reasons. These securities are carried at market value with unrealized gains and losses charged or credited, net of income taxes, to a valuation allowance included in other comprehensive income. Realized gains and losses on disposition are based on the net proceeds and the adjusted carrying amounts of the securities sold, using the specific identification method.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective premises and equipment.

Income Taxes: The provision for income taxes is based on an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Earnings Per Share: The amount reported as earnings per common share for the year ended December 31, 2000 reflects the earnings since September 27, 2000 available to common shareholders divided by the weighted average number of common shares outstanding since that date. Diluted earnings per share is computed using the weighted number of shares determined for the basic computation plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share were outstanding for the period.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, net of tax, which are also recognized as separate components of equity.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of the shares committed to be released is recorded as an adjustment to paid-in capital. Dividends on allocated ESOP shares reduce retained earnings; dividends on unallocated ESOP shares reduce debt.

Shares are considered outstanding in the earnings per share calculations as they are committed to be released, unallocated shares are not considered outstanding.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows: Cash and cash equivalents include cash on hand, amounts due from banks, and daily federal funds sold. The Bank reports net cash flows for customer loan transactions, deposit transactions, and time deposits in other financial institutions.

New Accounting Pronouncements: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

NOTE 3 - SECURITIES

The amortized cost and estimated fair value of securities at December 31, 2001 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale				
U.S. government agency	$ 9,114	$ 39	$ (85)	$ 9,068
SLMA bonds	20,735	25	(19)	20,741
State and municipal obligations	2,708	6	(49)	2,665
	32,557	70	(153)	32,474
U.S. government agency mortgage-backed securities and collateralized mortgage obligations				
FHLMC	16,869	49	(162)	16,756
FNMA	19,598	40	(198)	19,440
GNMA	908	31	-	939
	37,375	120	(360)	37,135

(Continued)

(Tables in thousands, except share and per share data)

NOTE 3 - SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities				
Mortgage securities fund	$ 16,368	$ -	$ (278)	$ 16,090
Federal Home Loan Bank stock	1,010	-	-	1,010
Federal Home Loan Mortgage Corporation stock	31	1,699	-	1,730
Adjustable rate mortgage securities fund	8,630	37	-	8,667
	26,039	1,736	(278)	27,497
Total	$ 95,971	$ 1,926	$ (791)	$ 97,106
Securities held-to-maturity				
Corporate bonds	$ 8,102	$ 26	$ (83)	$ 8,045
State and municipal obligations	1,329	28	-	1,357
	9,431	54	(83)	9,402
U.S. government agency mortgage-backed securities				
FHLMC	388	23	-	411
FNMA	209	3	-	212
GNMA	8	-	-	8
	605	26	-	631
Total	$ 10,036	$ 80	$ (83)	$ 10,033

The amortized cost and estimated fair value of securities at December 31, 2000 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale				
U.S. government agency	$ 4,000	$ -	$ (50)	$ 3,950
State and municipal obligations	600	4	(4)	600
	4,600	4	(54)	4,550
U.S. government agency mortgage-backed securities				
FHLMC	3,550	26	(23)	3,553
FNMA	4,010	47	(29)	4,028
GNMA	9,472	24	(35)	9,461
	17,032	97	(87)	17,042

(Continued)

(Tables in thousands, except share and per share data)

NOTE 3 - SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Marketable equity securities				
U.S. League government mortgage securities fund	$ 15,461	$ -	$ (390)	$ 15,071
Federal Home Loan Bank stock	944	-	-	944
Federal Home Loan Mortgage Corporation stock	29	1,728	-	1,757
Adjustable rate mortgage securities fund	3,227	4	(3)	3,228
	19,661	1,732	(393)	21,000
Total	$ 41,293	$ 1,833	$ (534)	$ 42,592
Securities held-to-maturity				
U.S. government agency	$ 58,783	$ -	$ (666)	$ 58,117
State and municipal obligations	1,329	16	(2)	1,343
	60,112	16	(668)	59,460
U.S. government agency mortgage-backed securities				
FHLMC	705	27	-	732
FNMA	802	-	(3)	799
	1,507	27	(3)	1,531
Total	$ 61,619	$ 43	$ (671)	$ 60,991

Securities with a carrying amount of $5,026,256 and $2,000,000 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes as required by law.

Proceeds from the sale of securities available-for-sale were $19,757,000 at December 31, 2001. Gross gains of $819,000 were realized on those sales. There were no security sales for the ten months ended December 31, 2000.

During the year ended December 31, 2001, the Company incurred an impairment loss of $596,000 related to certificates of deposit purchased through a broker that has been charged by the SEC with securities fraud in relation to these certificates of deposit. While the receiver that was appointed for the broker has identified significant assets of the broker, there has been no indication at this time as to what amount the Company might recover with respect to these certificates of deposit.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 3 - SECURITIES (Continued)

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2001 were as follows:

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ 8,302	$ 8,348
Due after one year through five years	5,200	5,118	928	848
Due after five years through ten years	17,089	17,095	201	206
Due after ten years	10,268	10,261	-	-
Subtotal	32,557	32,474	9,431	9,402
Mortgage-backed securities	37,375	37,135	605	631
Marketable equity securities	26,039	27,497	-	-
Total	$ 95,971	$ 97,106	$ 10,036	$ 10,033

NOTE 4 - LOANS RECEIVABLE

Loans receivable consist of the following:

	2001	2000
First mortgage loans		
One-to-four-family	$ 75,904	$ 81,630
Multi-family and commercial	19,973	15,767
Construction	439	964
Total first mortgage loans	96,316	98,361
Commercial loans	5,684	5,281
Consumer loans		
Automobile	5,055	5,599
Home improvement	2,270	2,491
Share loans	931	1,004
Other	3,068	3,347
Total consumer loans	11,324	12,441
Total loans	113,324	116,083
Less		
Unearned discounts	(15)	(18)
Deferred loans costs, net	136	126
Allowance for loan losses	(534)	(572)
Loans receivable, net	$ 112,911	$ 115,619

(Continued)

(Tables in thousands, except share and per share data)

NOTE 4 - LOANS RECEIVABLE (Continued)

The Bank makes commercial and residential real estate loans, commercial business loans, and consumer loans to customers located primarily in the west central Illinois area. Generally, the loans are backed by collateral and are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

Activity in the allowance for loan losses is summarized as follows for the year ended December 31, 2001 and the ten months ended December 31, 2000.

	2001	2000
Balance at beginning of period	$ 572	$ 483
Provision charged to income	103	71
Charge-offs	(178)	-
Recoveries	37	18
Balance at end of year	$ 534	$ 572

Impaired loans on which accrual of interest has been discontinued totaled $34,120 and $23,800 as of December 31, 2001 and 2000, respectively. Differences in interest income recorded on the cash basis on nonaccrual loans for the year ended December 31, 2001 and for the ten months ended December 31, 2000 and the amounts that would have been recorded if interest on such nonaccrual loans had been accrued were not material to the consolidated financial statements.

Loans outstanding to directors, executive officers, and their associates totaled $134,093 and $121,440 at December 31, 2001 and 2000, respectively.

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans are summarized below:

	2001	2000
FHLMC	$ 56	$ 93
City of Quincy, Illinois	600	824
Federal Home Loan Bank	5,016	690
Total	$ 5,672	$ 1,607

(Continued)

(Tables in thousands, except share and per share data)

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2001	2000
Land, buildings, and improvements	$ 2,368	$ 2,354
Furniture, fixtures, and equipment	1,091	1,023
	3,459	3,377
Less accumulated depreciation	1,937	1,830
Total	$ 1,522	$ 1,547

In 2002, the Bank will begin the process of constructing an addition to the Quincy branch, located at 101 North 36th Street. Total estimated costs to complete the addition to the branch are $500,000 at December 31, 2001.

NOTE 7 - DEPOSITS

Certificate of deposit accounts with balances of $100,000 or more totaled approximately $19,885,000 and $16,785,000 at December 31, 2001 and 2000, respectively. Deposits greater than $100,000 are not federally insured.

Scheduled maturities of certificates of deposit at December 31, 2001 were as follows:

2002	$ 86,601
2003	31,286
2004	6,896
2005	6,571
Total	$ 131,354

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

Advances from the Federal Home Loan Bank consist of:

Maturity Date	Rate	Rate Adjustment	2001	2000
January 16, 2002	5.40%	Fixed	$ 2,000,000	$ -
November 24, 2003	3.31%	Fixed	2,000,000	-
Open Line	1.74%	Variable	-	5,000,000
			$ 4,000,000	$ 5,000,000

(Continued)

(Tables in thousands, except share and per share data)

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

The Bank maintains a collateral pledge agreement covering secured advances whereby the Bank has agreed to at all times keep on hand, free of all other pledges, liens, and encumbrances, whole first mortgage loans on improved residential property not more than 90 days delinquent, aggregating no less than 167% of the outstanding secured advances from the Federal Home Loan Bank of Chicago.

NOTE 9 - INCOME TAXES

An analysis of the provision for income taxes is as follows:

	2001	2000
Current	$ 1,132	$ 820
Deferred	(70)	(32)
	$ 1,062	$ 788

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Deferred loan fees	$ 50	$ 45
Bad debts	102	18
Other	58	7
Total deferred tax assets	210	70
Deferred tax liabilities		
Unrealized gains on securities available-for-sale	440	503
Depreciation	65	63
Federal Home Loan Bank stock dividends	45	19
Other	42	-
Total deferred tax liabilities	592	585
Net deferred tax liability	$ (382)	$ (515)

(Continued)

(Tables in thousands, except share and per share data)

NOTE 9 - INCOME TAXES (Continued)

A reconciliation of the federal statutory tax rate of 34% for the year ended December 31, 2001 and the ten months ended December 31, 2000 to the effective tax rate on income before income taxes is as follows:

	2001		2000	
	Amount	Percent	Amount	Percent
Tax expense at statutory rate	$ 990	34.0%	$ 762	34.0%
Tax-exempt interest income	(43)	(1.5)	(22)	(1.0)
State income taxes, net of federal	101	3.5	25	1.2
Other	14	.5	23	.9
Tax expense at effective rate	$ 1,062	36.5%	$ 788	35.1%

Retained earnings at December 31, 2001 include allocations for federal income tax purposes representing tax bad debt deductions of approximately $2,300,000 through December 31, 2001, on which no tax has been paid and no deferred federal income taxes have been provided. Reductions of amounts so allocated for purposes other than tax bad debt losses will create income for tax purposes only, which will be subject to the then current corporate income tax rate.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to fund loans and previously approved unused lines of credit. The Bank's exposure to credit loss in the event of nonperformance by the parties to these financial instruments is represented by the contractual amount of the instruments. The Bank uses the same credit policy for commitments as it uses for on-balance-sheet items. The contract amount of these financial instruments is summarized as follows:

	2001	2000
Commitments to extend credit	$ 682	$ 1,922
Unused lines of credit	2,087	1,943
Construction loans in process	70	513
Letters of credit	-	50

(Continued)

(Tables in thousands, except share and per share data)

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

At December 31, 2001, the Bank had one 7.125% fixed rate commitment to extend credit in the amount of $57,800. This commitment is due to expire within 60 days of issuance. Since many commitments expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.

NOTE 11 - PENSION PLAN

The Corporation participates in a multi-employer defined benefit pension plan. The plan provides benefits to substantially all of the Corporation's employees. The plan is funded through contributions to a nationwide plan for savings and loan associations. Beginning April 1, 1997, payments to the plan were suspended by the plan's executive committee due to the fully funded status of the plan. During the ten months ended December 31, 2000, payments to the plan were reinstated. Pension expense was $120,000 and $24,000 during the year ended December 31, 2001 and the ten months ended December 31, 2000.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

As part of the conversion transaction, the Corporation established an ESOP for the benefit of substantially all employees. The ESOP borrowed $1,794,000 from the Corporation and used those funds to acquire 179,400 shares of the Corporation's stock at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest repayments made by the ESOP on the loan from the Corporation. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's discretionary contributions to the ESOP and earnings on the ESOP's assets. Principal payments are scheduled to occur over a ten-year period. However, in the event the Corporation's contributions exceed the minimum debt service requirements, additional principal payments will be made.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

During 2001 and 2000, 17,940 and 4,485 shares of stock with an average fair value of $15.73 and $12.89 per share were committed to be released, resulting in ESOP compensation expense of $282,959 and $57,834, respectively. Shares held by the ESOP at December 31 are as follows:

	2001	2000
Allocated shares	22,425	4,485
Unallocated shares	156,975	174,915
Total ESOP shares	179,400	179,400
Fair value of unallocated shares	$ 2,582	$ 2,339

The Corporation adopted a stock-based incentive plan during 2001 under the terms of which 224,250 shares of the Corporation's common stock were reserved for issuance. The options become exercisable in equal installments over a five-year period from the date of grant. The options expire ten years from the date of grant.

A summary of the status of the Corporation's stock option plan and changes during 2001 is presented below:

	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	-	-
Granted	208,549	$15.10
Exercised	-	-
Forfeited	-	-
Outstanding at end of year	208,549	$ 15.10

	2001
Options exercisable at end of year	-
Weighted-average fair value of options granted during year	$ 3.50
Average remaining option term	10 years

(Continued)

(Tables in thousands, except share and per share data)

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

The Corporation applies Accounting Principles Board (APB) Opinion 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized at the date of grant. Had compensation cost been determined based on the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share for 2001 would have been reduced to the pro forma amounts in the table below. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

	Year Ended December 31, 2001
Net income as reported	$ 1,851
Pro forma net income	1,814
Earnings per share as reported	
Basic and diluted	.91
Pro forma earnings per share	
Basic and diluted	.89

The Black-Scholes option pricing valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Date of grant	October 10, 2001
Options granted	208,549
Estimated fair value of stock options granted	$ 3.50
Assumptions used:	
Risk-free interest rate	3.88%
Expected option life	5 years
Expected stock price volatility	20.1%
Expected dividend yield	1.93%

(Continued)

(Tables in thousands, except share and per share data)

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

Pursuant to its 2001 stock-based incentive plan, the Corporation awarded 89,700 shares of restricted stock during 2001. These shares vest over a five-year period. The unamortized cost of shares not yet earned (vested) is reported as a reduction of shareholders' equity. Compensation expense for restricted stock awards totaled $68,000 for the year ended December 31, 2001.

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Bank's actual and required capital amounts and ratios are presented below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total capital (to risk-weighted assets)	$ 34,071	31.4%	$ 8,687	8.0%	$ 10,858	10.0%
Tier I capital (to risk-weighted assets)	32,888	30.3	4,343	4.0	6,515	6.0
Tier I (core) capital (to adjusted total assets)	32,888	14.1	9,309	4.0	11,636	5.0

(Continued)

(Tables in thousands, except share and per share data)

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2000						
Total capital (to risk-weighted assets)	$ 35,518	35.6%	$ 8,146	8.0%	$ 10,183	10.0%
Tier I capital (to risk-weighted assets)	34,409	33.8	4,073	4.0	6,110	6.0
Tier I (core) capital (to adjusted total assets)	34,409	15.2	9,085	4.0	11,357	5.0

NOTE 14 - EARNINGS PER COMMON SHARE

A reconciliation of the numerator and denominator of the earnings per common share computation for the year ended December 31, 2001 and the three-month period ended December 31, 2000:

	2001	2000
Earnings per common share		
Net income	$ 1,851	$ 1,456
Less net income of the Bank prior to conversion	-	998
Net income attributable to common shareholders	$ 1,851	$ 458
Total weighted average common shares outstanding	2,031,347	2,065,343
Basic earnings per share	$ .91	$ .22
Diluted		
Net income attributable to common shareholders	$ 1,851	$ 458
Weighted average common shares outstanding for basic earnings per common share	2,031,347	2,065,343
Add: dilutive effects of assumed exercises of stock options and stock awards	2,350	-
Average shares and dilutive potential common shares	2,033,697	2,065,343
Diluted earnings per common share	$ .91	$ .22

(Continued)

(Tables in thousands, except share and per share data)

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The approximate carrying amount and estimated fair value of financial instruments as of December 31, 2001 and 2000 are as follows:

	2001		2000	
	Approximate Carrying Amount	Estimated Fair Value	Approximate Carrying Amount	Estimated Fair Value
Financial assets				
Cash and cash equivalents	$ 18,249	$ 18,249	$ 11,244	$ 11,244
Time deposits in other financial institutions	588	588	2,562	2,562
Securities available-for-sale	97,106	97,106	42,592	42,592
Securities held-to-maturity	10,036	10,033	61,619	60,991
Loans receivable, net	112,911	113,011	115,619	115,562
Accrued interest receivable	1,445	1,445	2,041	2,041
Financial liabilities				
Deposits	$ 192,784	$ 194,024	$ 184,878	$ 185,388
Advance payments by borrowers for taxes and insurance	157	157	189	189
Federal Home Loan Bank advances	4,000	3,989	5,000	5,000
Accrued interest payable	536	536	669	669

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing.

(Continued)

(Tables in thousands, except share and per share data)

NOTE 16 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	December 31, 2001	Ten Months Ended December 31, 2000
Unrealized holdings gains on securities available-for-sale	$ 655	$ 1,474
Reclassification adjustments for gains recognized in income	(819)	-
Net unrealized gains (losses)	(164)	1,474
Tax effect	63	(573)
Other comprehensive income (loss)	$ (101)	$ 901

NOTE 17 - PARENT COMPANY CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEET
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 1,017	$ 1,075
Securities available-for-sale	7,594	4,960
Securities held-to-maturity	-	2,981
ESOP loan	1,652	1,768
Investment in bank subsidiary	33,565	35,227
Accrued interest receivable and other assets	48	44
	$ 43,876	$ 46,055
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses and other liabilities	$ 175	$ 188
Shareholders' equity	43,701	45,867
	$ 43,876	$ 46,055

(Continued)

(Tables in thousands, except share and per share data)

NOTE 17 - PARENT COMPANY CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF INCOME
For the year ended December 31, 2001 and
the three months ended December 31, 2000

	2001	2000
Income		
Securities	$ 402	$ 105
ESOP loan	164	44
Deposits in other financial institutions	48	15
Dividend income from bank subsidiary	3,500	-
Gain on sale of securities	59	-
Other operating income	8	-
Total income	4,181	164
Other expenses		
Other operating expenses	224	34
Income before income taxes and equity in undistributed earnings of bank subsidiary	3,957	130
Income taxes	151	50
Income before equity in undistributed earnings of bank subsidiary	3,806	80
Equity in undistributed (over distributed) earnings of bank subsidiary	(1,955)	378
Net income	$ 1,851	$ 458

(Continued)

(Tables in thousands, except share and per share data)

NOTE 17 - PARENT COMPANY CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2001 and
the three months ended December 31, 2000

	2001	2000
Operating activities		
Net income	$ 1,851	$ 458
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in (undistributed) earnings of bank subsidiary	1,955	(378)
Net accretion	(30)	(38)
Dividend reinvestments	(60)	(9)
Gain on sale of securities	(59)	-
Change in other assets and liabilities	(37)	33
Net cash provided by operating activities	3,620	66
Investing activities		
Purchase of bank subsidiary stock	-	(10,662)
Purchase of securities available-for-sale	(6,778)	(4,932)
Purchase of securities held-to-maturity	-	(2,952)
Paydowns on mortgage-backed securities	422	8
Proceeds from sales of securities available-for-sale	3,864	-
Maturities of securities held-to-maturity	3,000	-
Capital contribution to subsidiary	(51)	(9)
Net cash used in investing activities	457	(18,547)
Financing activities		
Net proceeds from sale of common stock	-	19,530
Payment received on loan to ESOP	116	26
Purchase of treasury stock	(3,677)	-
Dividends paid	(574)	-
Net cash provided by (used in) financing activities	(4,135)	19,556
Net change in cash and cash equivalents	(58)	1,075
Cash and cash equivalents at beginning of period	1,075	-
Cash and cash equivalents at end of period	$ 1,017	$ 1,075

DIRECTORS AND OFFICERS

Directors of First Federal Bancshares, Inc. and First Federal Bank

Gerald L. Prunty
Chairman of the Board, First Federal Bank
Retired President, First Federal Bank

Franklin M. Hartzell
Chairman of the Board, First Federal Bancshares, Inc.
Partner in law firm Hartzell, Glidden, Tucker & Hartzell;

Murrel Hollis
Partner and funeral director of Martin-Hollis Funeral Home

Dr. Stephen L. Roth
Retired family physician

Eldon M. Snowden
Retired general manager and chief operating officer of McDonough Telephone Cooperative

James J. Stebor
President and Chief Executive Officer

Richard D. Stephens
Retired attorney serving as Of Counsel to the law firm of Flack, McRaven & Stephens

Principal Officers of First Federal Bancshares, Inc.

James J. Stebor
President and Chief Executive Officer

Cathy D. Pendell
Treasurer

Peggy L. Higgins
Assistant Treasurer

Ronald A. Feld
Corporate Secretary

Principal Officers of First Federal Bank

James J. Stebor
President and Chief Executive Officer

Cathy D. Pendell
Sr. Vice President

Peggy L. Higgins
Sr. Vice President and Treasurer

Millie R. Shields
Sr. Vice President

Ronald A. Feld
Vice President, Secretary and Branch Manager

Mark Tyrpin
Vice President

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m., on May 28, 2002 at the Quincy Days Inn located at 200 Maine Street, Quincy, Illinois 62301.

Stock Listing

First Federal Bancshares, Inc. common stock is listed on the Nasdaq National Market under the symbol "FFBI."

Price Range of Common Stock

The high and low bid prices and dividends paid per share of the common stock for each quarter since the common stock began trading on September 28, 2000 were as follows:

Quarter Ended	High	Low	Dividend Declared
September 30, 2000	$ 12.81	$ 12.69	$ -
December 31, 2000	13.38	12.50	.05
March 31, 2001	15.50	13.125	.05
June 30, 2001	17.30	14.375	.08
September 30, 2001	17.03	15.60	.08
December 31, 2001	16.69	14.83	.08

The stock price information set forth in the table above was provided by The Nasdaq Stock Market. The closing sale price of First Federal Bancshares, Inc.'s common stock on December 31, 2001 was $16.449.

At March 1, 2002, there were 2,107,950 shares of First Federal Bancshares, Inc. common stock outstanding (including unallocated ESOP shares) and there were 488 holders of record.

Stockholders and General Inquiries

Cathy D. Pendell
First Federal Bancshares, Inc.
109 East Depot Street
Colchester, Illinois 62326
(309) 776-3225

Transfer Agent

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
(303) 262-0600

Annual and Other Reports

A copy of the First Federal Bancshares, Inc.'s Annual Report on Form 10-KSB without exhibits for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Cathy D. Pendell, First Federal Bancshares, Inc., 109 East Depot Street, Colchester, Illinois 62326.

OFFICE LOCATIONS

Main Office

109 East Depot Street
Colchester, Illinois 62326

Branch Offices

Quincy
2001 Maine Street
Quincy, Illinois 62301

Quincy
101 North 36th Street
Quincy, Illinois 62301

Mt. Sterling
201 West Main Street
Mt. Sterling, Illinois 62353

Macomb
430 West Jackson Street
Macomb, Illinois 61455

Bushnell
190 East Hurst Street
Bushnell, Illinois 61422

First Federal
Bancshares